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April 24, 2007
BY EDGAR H. Roger Schwall Assistant Director Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C., 20549-7010

Re:	Western Goldfields, Inc. Registration Statement on Form S-4 Filed March 27, 2007 File No. 333-141595

Dear Mr. Schwall:

On behalf of our client, Western Goldfields, Inc. (“the Company”), we hereby acknowledge receipt of the comment letter dated April 19, 2007 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above referenced Registration Statement on Form S-4.

On behalf of the Company, we submit this letter in response to the Comment Letter. For ease of reference, we have reproduced the text of the comments in bold-face type below, followed by the Company’s responses. The Company is filing today, by way of EDGAR, the Amended S-4 together with this response letter.

______________________

ABU DHABI | BEIJING | BRUSSELS | DÜSSELDORF | FRANKFURT | HONG KONG | LONDON | MANNHEIM | MENLO PARK
MUNICH | NEW YORK | PARIS | ROME | SAN FRANCISCO | SÃO PAULO | SINGAPORE | TOKYO | TORONTO | WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.
COUNTRY OF PRIMARY QUALIFICATION: UNITED STATES OF AMERICA NOT QUALIFIED TO PRACTICE ONTARIO LAW.

RESPONSES TO STAFF COMMENTS

Letter to Stockholders

1.
You state in the letter and at page 13 that “[a]s a Canadian company, [you] expect to be able to access capital markets in Canada and the United States more easily and quickly than WG Idaho could.” Please revise your statement to clarify what aspect of the reorganization from Idaho to Ontario would facilitate easier and quicker access to the capital markets in Canada and the United States relative to the ability to access such markets by Western Goldfields, Inc. (Idaho). Further, please provide us with objective support for any such statement made. Alternatively, if you are unable to provide objective support, remove the statement.

Response: The comment is noted and we have removed the statement referenced above from the Registration Statement on Form S-4.

Exhibits

Opinions of Counsel

2.
We refer you to the last paragraph of the legality opinion. Investors are entitled to use and rely upon the opinion of counsel. Accordingly, the purported limitation on the use of and reliance on the opinion that currently is included in the last paragraph appears inappropriate. Refile a revised opinion with your next amendment.

Response: The comment is noted and we have removed the limitation on the use of and reliance on the opinion referenced above. We have refiled the revised opinion.

3.
On page 26 of the registration statement, under “Material U.S. Federal Income Tax Consequences to Shareholders,” Shearman & Sterling, LLP provides its opinion regarding the material United States tax consequences of the proposed reorganization. However, neither an opinion nor a consent has been filed. Consistent with the requirements of Item 601(b)(8) and (b)(23) of Regulation S-B, please file the opinion and consent of U.S. tax counsel.

Response: The comment is noted and we have filed the requested opinion and consent.

Acknowledgment

The Company acknowledges that (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
______________________

We appreciate your assistance in reviewing this response letter. Please direct all questions or comments regarding this letter to the undersigned at 416-360-2281.

Sincerely,

/s/ Lawrence Taylor
Lawrence Taylor

cc:	Raymond Threlkeld, Western Goldfields, Inc.
Brian Penny, Western Goldfields, Inc. Christopher Cummings, Shearman & Sterling LLP